Via Facsimile and U.S. Mail
Mail Stop 6010
								January 6, 2006

Mr. Weidong Yin
President, Chief Executive Officer and Director
Sinovac Biotech Ltd.
39 Shangdi Xi Road
Haidian District
Beijing, P.R.C.  100085

Re:	Sinovac Biotech Ltd.
	Form 20-F/A for Fiscal Year Ended December 31, 2004
	Filed December 30, 2005
      File No. 1-32371

Dear Mr. Yin:

      We have reviewed the above amendment and your December 27,
2005
response letter to our December 12, 2005 comment letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Amendment No. 4 for the year ended December 31, 2004

Item 15: Controls and Procedures, page 66

1. Your conclusion regarding your reassessment of your disclosure controls and procedures as of December 31, 2004 in response to our previous comment three is not clear. Please revise your disclosure to specifically indicate whether the identified shortcomings in your disclosure controls resulted in a change of your initial assessment.
In this regard, please specifically indicate whether your disclosure controls and procedures existing at December 31, 2004 were effective or ineffective. If you believe your disclosure controls and procedures were still effective, considering the identified shortcomings and the restatements, please disclose your basis for this conclusion. In addition, please file currently dated management certifications with your amendment.

Item 17: Financial Statements, page 71

Report of Independent Registered Public Accounting Firm, page 72

2. Please have Moore Stephens Ellis Foster Ltd. revise their report to include an explanatory paragraph to note that the financial statements have been restated. Please refer to AU 420.12.

      As appropriate, please amend your Form 20-F for the year ended
December 31, 2004 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant


cc via facsimile only:	Mr. Michael T. Shannon, Esq.
			Devlin & Jensen

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Mr. Weidong Yin
Sinovac Biotech Ltd.
January 6, 2006
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